Supplemental Material for Financial Results for FY2014 Second Quarter (Unconsolidated)

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	FY2013						FY2014			FY2014
	1Q (2012/4-6)	2Q (2012/7-9)	First Half 6 months (2012/4-9)	3Q (2012/10-12)	4Q (2013/1-3)	12 months (’12/4-’13/3)	1Q (2013/4-6)	2Q (2013/7-9)	First Half 6 months (2013/4-9)	Forecast 12 months (’13/4-’14/3)
Toyota & Lexus brand
Domestic Vehicle Production (thousands of units)	862	875	1,737	749	883	3,369	829	854	1,683	3,350
Overseas Vehicle Production (thousands of units)	1,371	1,270	2,641	1,217	1,337	5,195	1,412	1,326	2,738	5,700
Domestic Vehicle Retail Sales (thousands of units)	383	430	813	346	453	1,612	353	404	757	1,550
Exports Vehicle Sales (thousands of units)	523	465	988	459	476	1,923	500	463	963	1,850
North America	200	167	367	176	166	709	198	179	377	730
Europe	88	79	167	67	88	322	70	60	130	270
Asia	55	58	113	38	44	195	52	52	104	220
Central and South America	26	21	47	20	23	90	22	23	45	80
Oceania	43	43	86	46	42	174	39	47	86	160
Africa	17	16	33	16	18	67	20	17	37	60
Middle East	93	80	173	95	94	362	98	84	182	330
Other	1	1	2	1	1	4	1	1	2	—
Net Revenues (billions of yen)	2,480.8	2,398.4	4,879.2	2,242.8	2,633.9	9,755.9	2,693.0	2,716.6	5,409.6	10,300.0
Domestic	882.1	956.5	1,838.6	785.3	972.1	3,596.1	845.7	942.0	1,787.7	—
Exports	1,598.7	1,441.8	3,040.5	1,457.4	1,661.7	6,159.7	1,847.2	1,774.6	3,621.8	—
Operating Income (billions of yen)	18.8	48.8	67.7	-46.2	220.6	242.1	342.6	304.2	646.8	1,040.0
(Operating Income Ratio) (%)	(0.8)	(2.0)	(1.4)	(-2.1)	(8.4)	(2.5)	(12.7)	(11.2)	(12.0)	(10.1)
Ordinary Income (billions of yen)	241.5	164.0	405.5	212.6	237.9	856.1	634.0	477.1	1,111.2	1,670.0
(Ordinary Income Ratio) (%)	(9.7)	(6.8)	(8.3)	(9.5)	(9.0)	(8.8)	(23.5)	(17.6)	(20.5)	(16.2)
Net Income (billions of yen)	188.8	127.9	316.8	200.8	180.0	697.7	482.7	372.9	855.6	1,310.0
(Net Income Ratio) (%)	(7.6)	(5.3)	(6.5)	(9.0)	(6.8)	(7.2)	(17.9)	(13.7)	(15.8)	(12.7)
R&D Expenses (billions of yen)	175.6	180.0	355.7	175.0	180.0	710.9	210.3	206.7	417.1	790.0
Depreciation Expenses (billions of yen)	43.1	49.5	92.7	47.6	42.0	182.3	44.5	41.1	85.7	170.0
Capital Expenditures (billions of yen)	27.7	38.3	66.0	47.0	57.8	170.8	36.2	38.4	74.6	180.0

Analysis of Unconsolidated Net Income for FY2014 (billions of yen, approximately)	2Q (2013/7-9)	First Half 6 months (2013/4-9)
Marketing Efforts	35.0	75.0
Effects of Changes in Exchange Rates	270.0	530.0
Cost Reduction Efforts	45.0	80.0
From Engineering	40.0	70.0
From Manufacturing and Logistics	5.0	10.0
Increases in Expenses, etc.	-95.0	-105.0
Other	0.3	-0.9
(Changes in Operating Income)	255.3	579.1
Non-operating Income	57.8	126.5
Income Taxes, etc.	-68.1	-166.8
(Changes in Net Income)	244.9	538.7

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission

(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota and its consolidated subsidiaries (“Toyota”) to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	Shows “Net income attributable to Toyota Motor Corporation”
(Note 3)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 4)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease
(Note 5)	Excludes financial subsidiaries

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